UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 24, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Bloom Energy Corporation

File No. 333-225571 - CF#33706

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Bloom Energy Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 12, 2018, as amended.

Based on representations by Bloom Energy Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.12	through March 21, 2028
Exhibit 10.13	through March 21, 2028
Exhibit 10.14	through March 21, 2028
Exhibit 10.16	through March 30, 2025
Exhibit 10.17	through March 21, 2028
Exhibit 10.19	through March 21, 2028
Exhibit 10.20	through March 21, 2028
Exhibit 10.21	through March 21, 2028
Exhibit 10.22	through March 30, 2025
Exhibit 10.23	through March 21, 2028
Exhibit 10.24	through March 21, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary